SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September 2020

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                          No    ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          an announcement regarding proposed appointment of director of China Petroleum & Chemical Corporation (the “Registrant”);

2.          an announcement regarding re-designation of director and appointment of senior vice president of the Registrant;

3.          an announcement regarding list of directors and their roles and function of the Registrant; and

4.          an announcement regarding further supplemental notice of the second extraordinary general meeting for the year 2020 of the Registrant and a further revised proxy form therefor;

Each made by the Registrant on September 11, 2020.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 (a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Proposed Appointment of Director

The board of directors (the "Board") of China Petroleum & Chemical Corporation ("Sinopec Corp." or the “Company”) has proposed to appoint Mr. Zhang Shaofeng as a non-executive director of the seventh session of the Board of Sinopec Corp. (the “Proposed Appointment”). The Proposed Appointment shall be approved by the shareholders of Sinopec Corp. (the "Shareholders") by way of ordinary resolution at the general meeting of the Company.

The biography details of Mr. Zhang Shaofeng are set out below:

Zhang Shaofeng, aged 49, Mr. Zhang is a professor level senior accountant and holds an MBA degree. In December 2008, he was appointed as Chief Accountant and Member of the CPC Committee of Trans-Asia Gas Pipeline Company Limited of CNPC. In July 2017, he was appointed as General Manager of Finance Department of China National Petroleum Corporation (“CNPC”) (PetroChina Company Limited). In December 2017, he was appointed as General Manager of Finance Department of CNPC (PetroChina Company Limited). In July 2020, he was appointed as Member of the Leading Party Member Group and Chief Accountant of China Petrochemical Corporation.

Once the Proposed Appointment is approved at the general meeting, Mr. Zhang will enter into a service contract with Sinopec Corp. as a non-executive director of the Company ("Non-executive Director"). Pursuant to provisions in the service contract, the term of Mr. Zhang shall commence from the date on which the Proposed Appointment is approved at the general meeting to the date when the term of the seventh session of the Board expires. Mr. Zhang, as a Non-executive Director, will not receive any remuneration from the Company.

Other than disclosed above, Mr. Zhang did not hold any directorships in any other listed public companies in Hong Kong or overseas in the last three years and did not have any relationship with any other directors, supervisors, senior management, substantial shareholders or controlling shareholder of Sinopec Corp. As at the date of this announcement, Mr. Zhang does not have any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. He has not received any regulatory sanction imposed by the China Securities Regulatory Commission, or any other government authorities or stock exchanges.

1

Save as disclosed herein, there are no other matters in relation to the Proposed Appointment which shall be disclosed to the Shareholders and the Stock Exchange of Hong Kong Limited or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
11 September 2020

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongshen#, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Li Yong*, Tang Min+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

2

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Re-designation of Director and Appointment of Senior Vice President

The board of directors (the "Board") of China Petroleum & Chemical Corporation ("Sinopec Corp." or the “Company”) hereby announces that Mr. Yu Baocai, the Non-executive Director of the Company, has been appointed as Senior Vice President of Sinopec Corp. with a term commencing from the date of approval by the Board to the date when the term of the seventh session of the Board expires. Following such appointment, Mr. Yu Baocai has been re-designated from a Non-executive Director to the Executive Director of the Company.

The biography details of Mr. Yu Baocai are set out below:

Yu Baocai, aged 55, Director of Sinopec Corp. Mr. Yu is a senior engineer and master in economics. In September 1999, Mr. Yu was appointed as the Deputy General Manager of Daqing Petrochemical Company; In December 2001, he was appointed as the General Manager and Deputy Secretary of CPC Committee of Daqing Petrochemical Company; In September 2003, he was appointed as the General Manager and Secretary of CPC Committee of Lanzhou Petrochemical Company; In June 2007, he was appointed as the General Manager and Deputy Secretary of CPC Committee of Lanzhou Petrochemical Company and the General Manager of Lanzhou Petroleum & Chemical Company; He had been a member of the Leading Party Member Group and the Deputy General Manager of China National Petroleum Corporation since September 2008 and had been acting concurrently as director of PetroChina Company Limited since May 2011; Since June 2018, he has been a member of the Leading Party Member Group and the Vice President of China Petrochemical Corporation. In August 2018, he was appointed concurrently as Chairman of Sinopec Engineering (Group) Co., Ltd. In October 2018, Mr. Yu was elected as Director of Sinopec Corp.

Mr. Yu will enter into a service contract with Sinopec Corp. as an Executive Director of the Company. Pursuant to provisions in the service contract, the term of Mr. Yu shall commence from 11 September 2020 to the date when the term of the seventh session of the Board expires. The remuneration of Mr. Yu as an Executive Director will be determined according to relevant state regulations and the “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” etc. The documents

1

such as the “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulate that the specific amount of remuneration will consist of base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the respective employee and also the performance of Sinopec Corp. as a whole. The Company will disclose the remuneration of Mr. Yu during the reporting period in the annual report.

Other than disclosed above, Mr. Yu did not hold any directorships in any other listed public companies in Hong Kong or overseas in the last three years and did not have any relationship with any other directors, supervisors, senior management, substantial shareholders or controlling shareholder of Sinopec Corp. As at the date of this announcement, Mr. Yu does not have any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. He has not received any regulatory sanction imposed by the China Securities Regulatory Commission, or any other government authorities or stock exchanges.

Save as disclosed herein, there are no other matters in relation to the above re-designation of director which shall be disclosed to the Shareholders and the Stock Exchange of Hong Kong Limited or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
11 September 2020
As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng #, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Li Yong*, Tang Min+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

2

Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

List of Directors and their Roles and Function

The members of the board of directors (the “Board”) of China Petroleum & Chemical Corporation are set out below.

Executive Directors
•	Ma Yongsheng
•	Yu Baocai
•	Liu Hongbin
•	Ling Yiqun

Non–Executive Directors
•	Zhang Yuzhuo
•	Li Yong

Independent Non–Executive Directors
•	Tang Min
•	Cai Hongbin
•	Ng, Kar Ling Johnny

1

There are five Board committees. The table below provides membership information of these committees on which each Board member serves.

Strategy Committee
Function	Name
Chairman	Zhang Yuzhuo
Member	Ma Yongsheng
Ling Yiqun
Cai Hongbin

Audit Committee
Function	Name
Chairman	Ng, Kar Ling Johnny
Member	Tang Min
Cai Hongbin

Remuneration and Appraisal Committee
Function	Name
Chairman	Tang Min
Member	Ma Yongsheng
Ng, Kar Ling Johnny

Nomination Committee
Function	Name
Chairman	Zhang Yuzhuo
Member	Tang Min
Ng, Kar Ling Johnny

Social Responsibility Management Committee
Function	Name
Chairman	Zhang Yuzhuo
Member	Tang Min
Cai Hongbin

Beijing, 11 September 2020

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng #, Yu Baocai#, Liu Hongbin #, Ling Yiqun#, Li Yong*, Tang Min+, Cai Hongbin+, Ng, Kar Ling Johnny+

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

2

Announcement 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

FURTHER SUPPLEMENTAL NOTICE OF THE SECOND
EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2020

REFERENCES ARE MADE TO the notice of the second extraordinary general meeting for the year 2020 of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) dated 13 August 2020 (the “Original EGM Notice”) and the supplemental notice of the second extraordinary general meeting for the year 2020 of Sinopec Corp. dated 31 August 2020 (the “Supplemental Notice”). The second extraordinary general meeting (“Extraordinary General Meeting” or “EGM”) of the Company for the year 2020 will be held at Crowne Plaza Beijing Chaoyang U-Town, No. 3 Sanfeng North Area, Chaoyang District, Beijing on Monday, 28 September 2020 at 9:00 a.m. Unless otherwise stated, capitalized terms used herein shall have the same meanings as defined in the Original EGM Notice and the Supplemental Notice.

FURTHER SUPPLEMENTAL NOTICE IS HEREBY GIVEN that at the EGM, which will be held on the same date, at the same time and at the same venue as scheduled in the Original EGM Notice, will consider and, if thought fit, pass the following supplemental resolution as an ordinary resolution in addition to the resolutions set out in the Original EGM Notice and the Supplemental Notice:

New Resolution to be considered and approved at the Extraordinary General Meeting

By way of non-cumulative voting:

3.	To elect Mr. Zhang Shaofeng as a non-executive director of the seventh session of the board of directors of Sinopec Corp.

Details of the above resolution are included in Appendix I to this further supplemental notice of the EGM. The Board approves Mr. Zhang Shaofeng as the candidate for the non-executive director of the seventh session of the Board of Sinopec Corp. Accordingly, the Board recommends shareholders to vote for the resolution to be proposed at the EGM. The resolutions and other matters set out in the Original EGM Notice and the Supplemental Notice remain unchanged.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board

Beijing, PRC
11 September 2020

Notes:

1.
The resolutions set out in the Original EGM Notice and the Supplemental Notice remain unchanged. For details of the resolutions to be considered at the EGM, the closure of share register of members, eligibility for attending the EGM, registration procedures for attending the EGM, appointment of proxy and other relevant matters, please refer to the Original EGM Notice and the circular of the Company dated 13 August 2020, and/or the Supplemental Notice of the EGM dated 31 August 2020, and/or this further supplemental notice of the EGM dated 11 September 2020 relating to the new ordinary resolution published on the website of The Stock Exchange of Hong Kong Limited and the website of the Company.

2.
Since the form of proxy for the EGM enclosed with the Original EGM Notice dated 13 August 2020 (the “First Form of Proxy”) and the revised form of proxy for the EGM enclosed with the Supplemental Notice dated 31 August 2020 (the “Revised Form of Proxy”, and together with the First Form of Proxy referred to as the “Original Forms of Proxy”) do not contain the additional resolution set out in this further supplemental notice, a new form of proxy (the “Further Revised Form of Proxy”) has been prepared and is enclosed with this further supplemental notice.

3.
The Further Revised Form of Proxy for use at the EGM is enclosed herewith and published on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk). Shareholders who intend to appoint a proxy to attend the EGM are requested to complete the Further Revised Form of Proxy in accordance with the instructions printed thereon and return the same to the Company’s business address or the Company’s H share registrar, Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no later than 24 hours before the time for holding the EGM or any adjournment thereof (as the case maybe) (i.e. before 9:00 a.m. on 27 September 2020, Hong Kong time) (the “Deadline”).

4.
Important: If the shareholders of the Company have not yet lodged the Original Forms of Proxy with the Company or the Company’s H share registrar, shareholders are requested to lodge only this Further Revised Form of Proxy. A shareholder who has lodged the Original Forms of Proxy with the Company or the Company’s H share registrar should note that:

(1)	the duly completed Further Revised Form of Proxy will be treated as the valid form of proxy lodged by such shareholder;

(2)
if such shareholder fails to lodge the Further Revised Form of Proxy with the Company or the Company’s H share registrar, the lodged Original Forms of Proxy, if duly completed, will remain effective and applicable to the extent permissible. If there is inconsistency between the vote on the same resolution contained in the Revised Form of Proxy and the First Form of Proxy, the vote in the Revised Form of Proxy shall prevail. For the additional resolution not set out in the Original Forms of Proxy, the proxy appointed under the Original Forms of Proxy shall have the right to vote at his/her discretion if no relevant instruction is received;

(3)
any Further Revised Form of Proxy which is lodged with the Company or the Company’s H share registrar after the Deadline shall be invalid. The Original Forms of Proxy previously lodged by such shareholder shall not be revoked. The Original Forms of Proxy, if duly completed, will be deemed effective and applicable to the extent permissible. If there is inconsistency between the vote on the same resolution contained in the Revised Form of Proxy and the First Form of Proxy, the vote in the Revised Form of Proxy shall prevail. For the additional resolution not set out in the Original Forms of Proxy, the proxy appointed under the Original Forms of Proxy shall have the right to vote at his/her discretion if no relevant instruction is received.

5.	Shareholders are reminded that completion and return of the Further Revised Form of Proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof.

6.	The reply slip for use at the EGM sent together with the Original EGM Notice remains valid for the EGM if duly completed and returned in accordance with the instructions printed thereon.

7.	Shareholders are reminded to refer to other notes contained in the Original EGM Notice and the Supplemental Notice.

As of the date of this notice, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Li Yong*, Tang Min+, Cai Hongbin+ and Ng, Kar Ling Johnny+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

APPENDIX I

ELECTION OF DIRECTOR

The Board has proposed to appoint Mr. Zhang Shaofeng as a non-executive director of the seventh session of the Board of Sinopec Corp. (the “Proposed Appointment”). The Proposed Appointment shall be approved by the shareholders of Sinopec Corp. (the “Shareholders”) by way of ordinary resolution at the EGM.

The biography details of Mr. Zhang Shaofeng are set out below:

Zhang Shaofeng, aged 49, Mr. Zhang is a professor level senior accountant and holds an MBA degree. In December 2008, he was appointed as Chief Accountant and Member of the CPC Committee of Trans-Asia Gas Pipeline Company Limited of CNPC. In July 2017, he was appointed as General Manager of Finance Department of China National Petroleum Corporation (“CNPC”) (PetroChina Company Limited). In December 2017, he was appointed as General Manager of Finance Department of CNPC (PetroChina Company Limited). In July 2020, he was appointed as Member of the Leading Party Member Group and Chief Accountant of China Petrochemical Corporation.

Once the Proposed Appointment is approved at the EGM, Mr. Zhang will enter into a service contract with Sinopec Corp. as a non-executive director of the Company (“Non-executive Director”). Pursuant to provisions in the service contract, the term of Mr. Zhang shall commence from the date on which the Proposed Appointment is approved at the EGM to the date when the term of the seventh session of the Board expires. Mr. Zhang, as a Non-executive Director, will not receive any remuneration from the Company.

Other than disclosed above, Mr. Zhang did not hold any directorships in any other listed public companies in Hong Kong or overseas in the last three years and did not have any relationship with any other directors, supervisors, senior management, substantial shareholders or controlling shareholder of Sinopec Corp. As at the date of this further supplemental notice, Mr. Zhang does not have any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. He has not received any regulatory sanction imposed by the China Securities Regulatory Commission, or any other government authorities or stock exchanges.

Save as disclosed herein, there are no other matters in relation to the Proposed Appointment which shall be disclosed to the Shareholders and the Stock Exchange of Hong Kong Limited or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Number of shares related to this proxy form(note 2)

Further Revised Proxy Form for the Second Extraordinary General Meeting for the year 2020

I (We)(note 1)
of
being the holder(s) of	H Share(s)(note 2) of RMB1.00 each
of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) now appoint of
(I.D. No.:	Tel. No.:	/ the chairman of the
meeting(note 3) as my (our) proxy to attend and vote for me (us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the second extraordinary general meeting of Sinopec Corp. for 2020 (“EGM”) to be held at 9:00 a.m. on Monday, 28 September 2020 at Crowne Plaza Beijing Chaoyang U-Town, No. 3 Sanfeng North Area, Chaoyang District, Beijing, China. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.

The Second Extraordinary General Meeting for the year 2020
No.	By way of non-cumulative voting	For(note 4)	Against(note 4)
1.	To consider and approve the resolution in relation to the disposal of oil and gas pipeline and relevant assets.
2.	The special interim dividend distribution plan for 2020.
3.	To elect Mr. Zhang Shaofeng as a non-executive director of the seventh session of the board of directors of Sinopec Corp.

Date:	2020	Signature(s):	(note 5)

Notes:
1.	Please insert full name(s) and address(es) in BLOCK LETTERS.
2.
Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote at the EGM provided that such proxies must attend the EGM in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “✓” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “✓” in the appropriate space under “Against”. In the absence of any such indication, the proxy may vote or abstain at his discretion. Pursuant to the articles of association of Sinopec Corp., the shares withheld or abstained from voting will not be counted in the calculation of the vote with voting right.

5.
This form of proxy must be signed under hand by you or your attorney duly authorised in writing on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.	Resolutions 1, 2 and 3 are ordinary resolutions.
7.
In the case of joint holders of shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting in person or by proxy, the vote of the person whose name stands first on the register of members of Sinopec Corp. in respect of such share shall be accepted.

8.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised must be delivered by the holder of H Shares to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong at least 24 hours before the time designated for the holding of the EGM (ie. before 9:00 a.m., 27 September 2020 Hong Kong time) (“Deadline”). If the original copy of this proxy form is not received by such time, the shareholder can be deemed as having not attended the EGM and the relevant proxy form can be deemed as void.

9.
Important: If the shareholders of the Company have not yet lodged the original proxy form for the EGM (issued by the Company along with, among other things, the notice of the EGM dated 13 August 2020) (the “First Form of Proxy”) and/or the revised form of proxy for the EGM (issued by the Company along with, among other things, the supplemental notice of the EGM dated 31 August 2020) (the “Revised Form of Proxy”, and together with the First Form of Proxy referred to as the “Original Forms of Proxy”) with the Company or the Company’s H Share Registrar, shareholders are requested to lodge only this further revised form of proxy (the “Further Revised Form of Proxy”). A shareholder who has lodged the Original Forms of Proxy with the Company or the Company’s H share registrar should note that:

(1)	the duly completed Further Revised Form of Proxy will be treated as the valid form of proxy lodged by such shareholder;
(2)
if such shareholder fails to lodge the Further Revised Form of Proxy with the Company or the Company’s H share registrar, the lodged Original Forms of Proxy, if duly completed, will remain effective and applicable to the extent permissible. If there is inconsistency between the vote on the same resolution contained in the Revised Form of Proxy and the First Form of Proxy, the vote in the Revised Form of Proxy shall prevail. For the additional resolution not set out in the Original Forms of Proxy, the proxy appointed under the Original Forms of Proxy shall have the right to vote at his/her discretion if no relevant instruction is received;

(3)
any Further Revised Form of Proxy which is lodged with the Company or the Company’s H share registrar after the Deadline shall be invalid. The Original Forms of Proxy previously lodged by such shareholder shall not be revoked. The Original Forms of Proxy, if duly completed, will be deemed effective and applicable to the extent permissible. If there is inconsistency between the vote on the same resolution contained in the Revised Form of Proxy and the First Form of Proxy, the vote in the Revised Form of Proxy shall prevail. For the additional resolution not set out in the Original Forms of Proxy, the proxy appointed under the Original Forms of Proxy shall have the right to vote at his/her discretion if no relevant instruction is received.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: September 14, 2020